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                                                                     EXHIBIT 2.3

                  (Patriot Scientific Corporation Letterhead)
                                December 4, 1996

<<Name1>>
<<Name2>>
<<Street>>
<<City>>, <<State>> <<ZIP>>

<<Salutation>>:

Patriot Scientific Corporation, a Delaware corporation (the "Company") hereby offers to acquire all of the shares of the Common Stock (the "Shares") of Metacomp, Inc., a California corporation, owned by you in exchange for 1.1 shares of the Common Stock of the Company for each share of Metacomp, Inc. (the "Exchange Value") upon the terms and subject to the conditions set forth in this Exchange Offer and in the Letter of Transmittal (the "Letter of Transmittal", which, together with this Exchange Offer, constitute the "Offer"). The Offer constitutes a part of a tender for most but not all of the issued and outstanding shares of Metacomp. If your Shares are properly tendered, they will be acquired at the Exchange Value, upon the terms and subject to the conditions of the Offer.

You will not be obligated to pay brokerage commissions, solicitation fees, or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes because of the Company's acquisition of your Shares pursuant to the Offer.

The Company's shares are not listed on any exchange or on NASDAQ and are principally traded over-the-counter. On November 25, 1996, the closing sales price of Company stock traded over-the-counter was $1.40 per share. The Company urges you to obtain the current market quotations for its shares prior to tendering your Shares to the Company.

1.   Procedures for Tendering Shares.

     For your Shares to be properly tendered pursuant to the Offer, the certificate for your Shares, together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) including required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 5:00 p.m., Pacific Standard Time, on Tuesday, December 17, 1996 (the "Expiration Date") by the Company.

     The acceptance of your Shares by the Company for exchange will constitute a binding agreement between you and the Company upon the terms and subject to the conditions of the Offer. However, neither the Offer nor the Company's receipt of your certificate and a Letter of Transmittal will require the Company to accept the tender of your Shares. The Company will in all events retain the right to accept or reject such tender and may do so for any reason, including, without limitation, the receipt of tenders for less than 90% of the issued and outstanding shares of Metacomp.
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     Your signature on the Letter of Transmittal must be guaranteed by an
     "Eligible Institution." See Instruction 1 of the Letter of Transmittal. If the certificate representing your Shares is registered in the name of a person other than the signer of the Letter of Transmittal, or if the shares to be issued in exchange for your Shares of Metacomp are to be issued to a person other than the registered holder of such Shares, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with a signature on the certificate or stock power guaranteed by an Eligible Institution.

     The issuance of shares of the Company in return for your Metacomp Shares will only occur after the tender of those shares has been accepted by the Company and the Company has received certificates for those shares, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including stock certificates, the Letter of Transmittal, and any other required documents, is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

     All questions as to the form, eligibility, validity (including time of receipt) and acceptance of the tender of your Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on the parties. The Company reserves the right to reject any tender it determines not to be in proper form and to waive any defect or irregularity of the tender of your Shares. Neither the Company nor any other person is or will be obligated to give notice of any defect or irregularity in tender, nor will the Company or any such person incur any liability for failure to give such notice.

  2. Withdrawal Rights.

     Except as otherwise provided in this Section 2, a tender of Shares made pursuant to this Offer is irrevocable. A tender of your Shares pursuant to this Offer may be made at any time prior to the Expiration Date and may also be withdrawn after 5:00 p.m., Pacific Standard Time on Tuesday, December 31, 1996, unless previously accepted by the Company.

     For a withdrawal to be effective, the Company must receive a timely written or facsimile transmission Notice of Withdrawal as is set forth in this letter. All questions as to the form and validity (including time of receipt) of a Notice of Withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.

  3. Exchange of Shares and Issuance of Patriot Shares.


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     Upon the terms and subject to the conditions of the Offer, the Company will accept for exchange Shares properly tendered prior to the Expiration Date as promptly as practicable following the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for exchange Shares which are tendered prior to the Expiration Date if and when it gives written notice to you of its acceptance of such Shares for exchange pursuant to the Offer.

     As soon as possible following its acceptance of the tender of your Shares for exchange, the Company will issue to you certificates evidencing a number of shares of its Common Stock equal to the Exchange Value. No fractional shares will be issued. The Company will round any fractional share to the nearest whole share.

     The Company will pay stock transfer taxes, if any, payable on account of the transfer to it of your Shares; provided, however, that if the shares to be issued in exchange for your Shares are to be issued to any person other than the registered holder of your Shares, or if the tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes payable on account of such tender will be your responsibility or that of such other person.

  4. Certain Conditions of the Offer.

     Notwithstanding any other provision of this Exchange Offer, the Company will not be required to accept for exchange any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance of the Shares, if at any time following the date of this Exchange Offer and at or before the time of acceptance for exchange of the Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment in any such case, and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the Offer or with the acceptance of the Shares for exchange, including, without limitation, the following:

     (a) The Company shall have received tenders of Shares constituting an aggregate of less than 90% of the issued and outstanding shares of Metacomp;

     (b) Metacomp shall have received notice from any unsecured creditor of Metacomp that it objects to the closing of Metacomp's bankruptcy proceeding before the United States District Court for the Southern District of California.

     (c) There shall be any claim, action or proceeding threatened, pending or instituted which challenges the making of this Offer or the acquisition of Shares pursuant to this Offer, or otherwise relates in any manner to the Offer.

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     (d)   The failure to satisfy any of the conditions to the closing of the exchange set forth in that certain letter of intent, dated October 30, 1996, by and among the Company, Metacomp, and certain of the shareholders of Metacomp.

     (e) Any change shall occur or be threatened in the business, condition (financial or otherwise) income, operations or prospects of Metacomp.

     (f) The Company shall have received audited financial statements of Metacomp for each of the years ended July 31, 1995 and July 31, 1996.

     The foregoing conditions are non-exclusive, are for the benefit of the Company, and may be asserted by the Company regardless of the circumstances giving rise to them (including any action or failure to act on the part of the Company) or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     Any determination by the Company concerning any of the events described in this Section 4 and any related judgment by the Company regarding the inadvisability of proceeding with the exchange and the acquisition of tendered Shares shall be final and binding on all parties.

  5. Price Range of Shares.

     The Company's Common Stock is traded in the over-the-counter market and is quoted on the NASD OTC Bulletin Board system maintained by the National Association of Securities Dealers, Inc. Prices reported represent prices between dealers, do not include markups or commissions and do not necessarily represent actual transactions. The market for the Company's Shares has been sporadic and at times very limited.

     The following table sets forth the high and low bid quotations for the Common Stock for the fiscal years ended May 31, 1996 and 1995 and the period ended November 25, 1996.



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
                                                    BID QUOTATIONS
                                                    --------------
                                                HIGH              LOW

    Period Ended November 25, 1996
     First Quarter                             $3.38             $1.75
     Second Quarter Thru November 25           $2.25             $1.16

    Fiscal Year Ended May 31, 1996
     First Quarter                             $0.35             $0.12
     Second Quarter                            $0.76             $0.22
     Third Quarter                             $3.53             $0.47
     Fourth Quarter                            $3.97             $2.00

    Fiscal Year Ended May 31, 1995
     First Quarter                             $0.72             $0.12
     Second Quarter                            $0.44             $0.12
     Third Quarter                             $0.44             $0.09
     Fourth Quarter                            $0.31             $0.09

     The Company has approximately 137 shareholders of record as of August 9, 1996. At August 9, 1996 there were 29,811,975 shares of Common Stock issued and outstanding. The Company has never paid a cash dividend on its Common Stock and does not expect to pay one in the foreseeable future.

  6. Representations of Shareholders.

     By execution of the Letter of Transmittal, you acknowledge that the following representations are true:

     (a) You have received a copy of the Company's report on Form 10-K for the year ended May 31, 1996 and a copy of its report on Form 10-Q for the quarter ended August 31, 1996.

     (b) You understand that (i) the Patriot Common Stock to be issued to you will not have been registered under any federal or state securities laws and may not be resold unless so registered or in a transaction exempt from registration and (ii) the certificates evidencing the Patriot shares to be issued will bear a legend reflecting this limitation on transferability.



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     (c)   You, together with your advisors, have such knowledge and experience in financial or business matters that you are capable of evaluating the merits and risks of this Exchange Offer, the Patriot Common Stock, and the transactions related thereto.

     (d) You understand and have fully considered for purposes for this investment the risks of this investment and that (i) this investment is suitable only for an investor who is able to bear the economic consequences of losing his or her entire investment, (ii) the Patriot Common Stock is a speculative investment which involves a high degree of risk of loss, and (iii) you are able to bear the economic risk of this investment.

     (e) You and your representatives and advisors have been given the opportunity to ask questions of, and have received satisfactory answers from, the Company concerning the terms of the Exchange Offer and the business prospects of the Company.

     (f) You and your representatives and advisors have been given the opportunity to ask questions of, and have received satisfactory answer from, representatives of Metacomp concerning the financial condition and business prospects of Metacomp.

7. Covenants of the Company. Within six months following the issuance of Patriot shares in exchange for your Shares of Metacomp, the Company will use its best efforts to prepare, file, and diligently pursue to effectiveness a registration statement on Form S-3 (or, if Form S-3 is not available, Form SB-2) with the Securities and Exchange Commission for the registration of the shares of Patriot Common Stock to be issued to you pursuant to the Offer. The cost of such registration will be borne by the Company; however, the Company will not be responsible for any separate expenses incurred by you in connection with this offering or for any commissions or discounts paid to any underwriter or broker. As a condition to the filing of such registration statement, the Company may require that former shareholders of Metacomp who receive 10,000 or more shares of Patriot Common Stock and on whose behalf the registration statement is filed enter into lock-up agreements specifying that, for a period of two years following


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     the closing of the Exchange Offer, each such shareholder would be eligible to sell not more than five percent (5%) of his shares of Patriot Common Stock during any calendar month.

Very truly yours,

Patriot Scientific Corporation

By: /s/ MICHAEL A. CARENZO
    -----------------------------
    Michael A. Carenzo, President



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